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                                                                    EXHIBIT 99.1

                        CERTAIN FACTORS WHICH MAY AFFECT
                           FORWARD LOOKING STATEMENTS

            The following risk factors should be carefully considered by prospective investors in Iridium World Communications Ltd., Iridium LLC or Iridium Operating LLC. Iridium World Communications Ltd. acts as a member of Iridium LLC and has no other business. The business of Iridium Operating LLC ("Iridium") constitutes substantially all of Iridium LLC's business. The business of Iridium is discussed below.

            The date of this exhibit is August 13, 1998. The expected date of commercial activation of the Iridium System is September 23, 1998. A great deal of work needs to be done between the date of this report and commercial activation.

DEVELOPMENT STAGE COMPANY; ABSENCE OF REVENUES

            Iridium is a development stage enterprise with no operating history. Investors have no operating and financial data about the Iridium System on which to base an evaluation of the Iridium System's performance or an investment in IWCL, Parent or Iridium. Iridium expects to realize significant net losses at least until some time after the Iridium System commences commercial operations, which is currently anticipated to be September 23, 1998. The completion and maintenance of the Iridium System and implementation of commercial service will require significant additional expenditures of funds. Iridium currently has no source of revenues other than nominal interest income. No assurances can be given when, or that, the Iridium System will become commercially operational, or when, or that, Iridium will have revenues from operations or become profitable.

POTENTIAL FOR DELAY AND COST OVERRUNS

            Iridium's business plan assumes the Iridium System will commence commercial operations on September 23, 1998. The construction schedule for the satellites in the Iridium System requires an unprecedented rate of satellite assembly for commercial telecommunications systems. As of July 20, 1998, Motorola, Inc. ("Motorola") had launched 72 Iridium satellites, 65 of which are functioning properly. Motorola has contracted for two August 1998 maintenance launches, one with China Great Wall for two satellites and one with Boeing for five satellites, which should increase the number of operational and spare satellites to 72. A significant delay in the delivery of the satellites needed for the space segment would materially and adversely affect Iridium's operations.

            A significant delay in the date the Iridium System becomes fully operational would harm the competitive position of Iridium by eroding the timing advantages Iridium currently anticipates, would delay the generation of revenue by Iridium and might significantly affect Iridium's ability to pay interest on, and the principal of, its indebtedness.

            The operation of the Iridium System is dependent on the successful construction and operation of gateways and the timely availability of necessary regulatory licenses and approvals. Iridium closely monitors the progress of each gateway and currently expects that at least nine and up to 12 gateways will be in operation with voice functionality at the commencement of commercial operations. Iridium expects paging functionality to be available at a portion of the gateways by September 1998 with the remainder activated by October 1998. However, there can be no assurance that one or more gateways will not fail to be completed by the commencement of commercial operations, which could have a material adverse effect upon Iridium. In particular, the China gateway has only recently commenced equipment procurement and the Middle East-Africa gateway is significantly behind schedule with its preparations for commercial operations.

            Prior to commencement of commercial operations, Iridium must develop and, in conjunction with each of the gateway owners, integrate and test software related to the operation of the Iridium System, including the business


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support systems. Installation of the final satellite software is scheduled to be completed prior to September 23, 1998, the date commercial service is scheduled to commence. However, delays in the development of this software have resulted in a shortened schedule for subscriber trials. A significant delay in the development, deployment or implementation of such software systems would have a material adverse effect on Iridium.

            Iridium expects that Motorola and Kyocera Corporation ("Kyocera") will produce handsets, pagers and other subscriber equipment for the Iridium System. The delay in the availability of the final constellation software has also affected the ability to test handsets, which could result in delays of handset deliveries, particularly by Kyocera. Iridium believes that Motorola handsets will be available in sufficient quantities to support the initial demand following commercial activation, with Kyocera handsets available later in 1998. However, any additional significant delay in the development, manufacture and sale of phones and pagers would have a material adverse effect on Iridium. Because there is no current market for Iridium Services and subscriber equipment, the financial incentive for manufacturers to produce significant quantities of subscriber equipment in advance is limited. Moreover, there is a risk that demand for Iridium Services will not materialize in a timely manner.

SIGNIFICANT ADDITIONAL FUNDING NEEDS

            Iridium anticipates total cash funding requirements of approximately $4.5 billion through September 23, 1998, the date on which Iridium expects to commence commercial operations, and $5.5 billion (net of assumed revenues following commercial activation) through year-end 1999, the last year in which Iridium projects negative cash flow and a net increase in year-end borrowings.

            Based on funds raised or conditionally committed as of June 30, 1998, Iridium expects to have sufficient cash to meet its anticipated funding requirements through September 23, 1998, the date on which Iridium expects to commence commercial operations. Iridium expects to seek other senior secured bank financing in order to meet its expected funding requirements through at least year-end 1999, the last year in which Iridium projects negative cash flow and a net increase in year-end borrowings. There can be no assurance, however, that conditionally committed funds will be available to Iridium, or that any such other bank financing will be obtained by Iridium on terms and conditions acceptable to it, and, if any of such financing is unavailable, there can be no assurance that Iridium will be able to obtain alternative financing on terms and conditions acceptable to it. Iridium's estimated funding requirements do not reflect any contingency amounts and therefore those requirements will increase, perhaps substantially, in the event of unexpected cost increases or schedule delays.

RISK OF HIGHLY LEVERAGED CAPITAL STRUCTURE

            Iridium is a development stage company with a highly leveraged capital structure and expects to incur substantial additional indebtedness, including secured indebtedness. The amount of debt needed to finance the Iridium System could be increased by one or more factors outside the control of Iridium, including cost increases related to the acquisition of the Iridium System, a delay in the delivery date of the system and increases in prevailing market interest rates. Iridium currently has no significant income-producing assets from which to service its indebtedness.

            Iridium's current and future debt service requirements could have important consequences to investors in IWCL, Parent or Iridium, including the following: (i) Iridium's limited ability to obtain additional financing for future working capital needs or for other purposes; (ii) a substantial portion of Iridium's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for operations; and (iii) Iridium's greater exposure to adverse economic conditions than competing companies that are not as highly leveraged. In addition, the discretion of Iridium's management with respect to certain business matters will be limited by covenants contained in its debt instruments. Among other things, such covenants limit or prohibit Iridium and its subsidiaries from incurring additional indebtedness, creating liens on their assets, making certain loans, investments or guarantees, issuing preferred stock, making certain asset or stock dispositions and entering into transactions with affiliates and related persons. Moreover, a failure to comply with the terms of any agreements with respect to


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outstanding or additional financing could result in an event of default under such agreements, which could result in the acceleration of the related debt and acceleration of debt under other debt agreements that may contain cross-acceleration or cross-default provisions.

TECHNOLOGY AND TECHNOLOGY IMPLEMENTATION RISKS; INABILITY TO FULLY TEST PRIOR TO SPACE DEPLOYMENT

            To build the Iridium System, Motorola and its subcontractors must integrate a number of sophisticated technologies. The integration of this array of diverse technologies is a complex task which has not previously been attempted and is further complicated by the fact that a significant portion of the hardware components associated with the Iridium System will be in space. Despite the extensive testing of the components of the Iridium System on the ground, the nature and complexity of the system is such that final confirmation of the ability of the system to function in the intended manner, including the ability of the Iridium System to handle the anticipated number of calls each day, cannot be confirmed until a substantial portion of the system is deployed in space. Errors involving hardware or software components in space may result in service limitations and corresponding reductions in revenue.

            Implementation and operation of the Iridium System, including the business support systems necessary for such tasks as customer billing and subscriber authentication, are also significantly dependent on software which has been, is being or will have to be developed, integrated and tested and which would have to be reprogrammed if errors require changes. Iridium believes that the development of the software for the Iridium System, including the space segment, is one of the largest and most complex software creation and integration tasks ever undertaken in a commercial satellite communications program. Installation of the final satellite software is scheduled to be completed prior to September 23, 1998, the date commercial service is scheduled to commence. However, delays in the development of this software have resulted in a shortened schedule for subscriber trials. No assurance can be given that the software necessary to Iridium's business will be completed when required, including integration and testing, or that such software will function as required.

            The Iridium subscriber equipment is also an essential component critical to the successful commercial operation of the Iridium System. An inability to successfully develop and manufacture subscriber equipment in sufficient numbers could delay commencement of commercial operations or limit the capacity of the system and the quality of services offered. Such limitations could affect subscriber acceptance of Iridium Services and as a result could materially and adversely affect Iridium. The delay in the availability of the final constellation software has also affected the ability to test handsets, which could result in delays of handset deliveries, particularly by Kyocera. Iridium believes that Motorola handsets will be available in sufficient quantities to support the initial demand following commercial activation, with Kyocera handsets available later in 1998. There can be no assurance that Motorola or any other manufacturer will be able to develop on a timely basis, or at all, portable, hand-held phones or belt-worn pagers that meet Iridium's expectations and which can be mass produced at economical prices. See "-- Potential for Delay and Cost Overruns -- Development, Manufacture and Distribution of Subscriber Equipment" and "-- Reliance on Motorola, Gateway Owners and Other Third Parties."

CONSEQUENCES OF SATELLITE SERVICE LIMITATIONS ON CUSTOMER ACCEPTANCE

            Iridium's ability to generate sufficient operating revenues will depend upon customer acceptance of and satisfaction with Iridium Services, which in turn will depend upon a variety of factors, including the price and technical capabilities of the Iridium Services and equipment, and the extent, availability and price of alternative telecommunications services.

            Based upon current testing and simulations, Iridium subscribers using Iridium Satellite Services via portable, hand-held phones should expect some degradation in service quality and availability to occur in environments where obstructions, such as trees, buildings and other natural and man-made obstacles, are positioned between a satellite and the user. The severity of this degradation will increase as the obstacles become larger and more densely spaced. Only extremely limited satellite voice service, or no satellite voice service, is expected to be available in densely packed


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urban environments or inside buildings with steel construction and metal coated glass common in many urban high rise buildings (including, in particular, in most hotels and professional buildings). In addition, because the structure of automobiles will tend to obstruct the satellite signal, use of a hand-held Iridium phone in a moving automobile will make the effect of environmental obstructions temporary but more pronounced. The actual limitations will vary, sometimes significantly, as actual situations and conditions change and as the satellites move across the sky. The Iridium satellite paging service will also be unable to provide service in certain environments where terrestrial paging generally would. There can be no assurance that (i) Iridium's expectation will be correct as to subscribers' willingness to accept service limitations, higher prices and heavier hand-held phones and larger pagers than those to which such subscribers may otherwise be accustomed in order to have the ability to make and receive calls on a worldwide basis with a single phone or to receive pages on a satellite pager or (ii) that the service limitations will not result in significantly lower sales or lower usage of Iridium Services than Iridium anticipates.

            The Iridium System has not been designed to provide high-speed data and facsimile transmission capability. As a result, Iridium expects that the appeal of Iridium data and facsimile services will be limited.

SATELLITE LAUNCH RISKS

            In order for the Iridium System to be fully operational under its current specifications and timetable, Iridium anticipates the need for Motorola to successfully launch seven additional satellites by the end of August 1998. Moreover, to maintain the system, additional satellites are expected to be launched in the remainder of 1998 and each successive year during the term of the Operations and Maintenance Contract. No other commercial satellite communications system has required this number of launches to become fully deployed and operational. There can be no assurance that Iridium's satellites will be successfully deployed in a timely manner or that launch failures will not occur and materially and adversely affect Iridium. The risk of a material and adverse effect associated with an Iridium launch failure is exacerbated by the fact that each launch vehicle will contain multiple satellites.

Impact of Excusable Delays

            The terms of the Space System Contract provide that Motorola will bear the responsibility of launching the satellites that comprise the space segment. Nevertheless, Iridium retains the risk of cost overruns and delays associated with excusable delays, including delays in launch provider schedules due to prior delays of launches of non- Iridium satellites, and the risk of economic damage due to any delay or reduced performance beyond the limited remedies provided by the Space System Contract.

LIMITED LIFE OF SATELLITES; COST OF MAINTAINING THE SPACE SEGMENT; RISK OF SATELLITE FAILURE OR DAMAGE

            A significant portion of Iridium's tangible assets will be represented by the satellites in the space segment. Iridium's business plan currently assumes that the satellites will have a useful life of five years from their respective launch dates. There can be no assurance that any satellite will actually achieve such a useful life.

            Maintaining the space segment is a complex undertaking which has not previously been attempted on a commercial basis. The cost of maintaining the space segment and the risk of loss of satellites are significant. Iridium has entered into an Operations and Maintenance Contract with Motorola which provides for the operation and maintenance of the space segment for its first five years of operation at an aggregate cost to Iridium of approximately $2.88 billion, assuming the space segment is delivered in September 1998 and assuming no excusable delay occurs. Iridium has the option to extend the Operations and Maintenance Contract for an additional two years for additional aggregate payments aggregating $1.33 billion (based on the same assumption) and assuming no excusable delay occurs. Under the Operations and Maintenance Contract, Iridium will bear the risk of damage to satellites by the acts of third parties (including but not limited to the degradation or complete loss of any satellite due to contact with space debris of any size or character). Satellites operating in the low earth orbit region, such as the Iridium satellites, face a higher risk of damage from space debris than satellites operating in geostationary orbit.


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            As of July 20, 1998, Motorola had experienced the loss of seven of the 72 Iridium satellites launched during the development of the Iridium system. Premature failure or interruption of one or more satellites, including temporary losses, that for whatever reason are not promptly corrected or replaced, could, among other things, cause gaps in service availability, significantly degrade service quality, increase costs in the event Iridium is liable, and result in loss of revenue for the period that service is compromised and, as a result, could materially and adversely affect Iridium.

RISKS ASSOCIATED WITH LICENSING AND SPECTRUM ALLOCATION

            The operation of the Iridium System is and will continue to be subject to United States and international regulation. This regulation is pervasive and largely outside Iridium's direct control. Iridium, Motorola and the various gateway owners have made substantial progress in receiving the authorizations necessary to operate the Iridium System, but a significant number of regulatory authorizations remain to be obtained, including (1) in each country in which a gateway or system control terminal will be located, an authorization to construct and operate those facilities, including necessary gateway link spectrum assignments, (2) in each country in which Iridium subscriber equipment will be operated, authority to market and operate that equipment with the Iridium System, user link spectrum assignments, and authorization to offer Iridium communications services and (3) international coordination of the Iridium System under the auspices of the ITU or domestic coordination in each country where Iridium Services are offered with other entities using or proposing to use the spectrum required for the Iridium System or adjacent spectrum, to ensure the avoidance of harmful interference.

COMPETITIVE RISKS

            Certain sectors of the telecommunications industry are highly competitive in the United States and in other countries. The uncertainties and risks created by this competition are intensified by the continuous technological advances that characterize the industry, regulatory developments which affect competition and alliances between industry participants. While no single wireless communications system serves the global personal communications market today, Iridium anticipates that more than one system will serve this market in some fashion in the future.

            Iridium's business plan assumes that Iridium will be able to charge a global mobility premium, over the cost of a hypothetical terrestrial-based call, for its Satellite Services. If the market will not support such a premium, Iridium's ability to compete may be materially adversely affected. Also, the Iridium System will lack the operational capacity to provide local service to large numbers of subscribers in concentrated areas and the Iridium System will not afford the same voice quality, signal strength and degree of building penetration in areas that are served by mature terrestrial wireless voice or paging systems.

RELIANCE ON MOTOROLA, GATEWAY OWNERS AND OTHER THIRD PARTIES

Construction and Operation of the Iridium System

            Iridium does not independently have and does not intend to acquire, except by contracting with other parties, the ability to design, develop or produce the components of the Iridium System or to launch the constellation of satellites or to operate and maintain the system once it is fully deployed. Motorola has agreed to provide these services to Iridium under the Space System Contract, the Operations and Maintenance Contract and the Terrestrial Network Development Contract. Thus, Iridium currently relies on Motorola to perform these critical tasks.

            Iridium has obtained commitments from its investors who are gateway operators that they will use their reasonable best efforts to perform certain critical functions including: obtaining the necessary licenses, if any, from the jurisdictions in their gateway territories; constructing and operating the gateways; connecting the Iridium System to PSTNs; marketing Iridium Services; selecting, or acting as, service providers; and managing relations with Iridium


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System subscribers either directly or through service providers. Iridium is dependent on the activities of its gateway operators for its success. Some gateway operators are behind schedule in the steps necessary to establish and implement their gateways. Other gateway operators have indicated that they may not receive regulatory approvals for some of the countries in their territories at the anticipated commencement of commercial operations in September 1998. In particular, the China gateway and the Middle East-Africa gateway are substantially behind schedule.

Distribution and Marketing of Iridium Services

            The sales of Iridium Services and of Iridium subscriber equipment to the ultimate consumer will be made by service providers which will be, or will be selected by, Iridium's gateway operators. Iridium's business plan assumes substantial sales of Iridium subscriber equipment by service providers prior to the commencement of commercial services. Iridium's success will depend upon the motivation and ability of such service providers to generate on a timely basis demand for Iridium Services and subscriber equipment, and there can be no assurance that such demand can be generated on a timely basis.

RISKS ASSOCIATED WITH PRINCIPAL SUPPLY CONTRACTS

Space System Contract

            Iridium and Motorola are parties to the Space System Contract which provides for the payment by Iridium to Motorola of $3.45 billion (subject to certain adjustments) for the design, development, production and delivery in orbit of the space segment. Furthermore, Motorola's aggregate liability under the Space System Contract and related contracts with Iridium in the event the system is not operational is subject to the Motorola Liability Limitations (defined below) and in no event is Motorola required under the contract to refund amounts previously paid by Iridium to Motorola. In addition, subject to certain exceptions, Iridium bears the risk, including additional costs, if any, resulting from excusable delays under the Space System Contract, as well as certain of the risks of loss for satellites once placed in orbit.

            The Space System Contract provides that, to the extent Motorola has any liability to Iridium under the contract for any costs, damages, claims or losses whatsoever arising out of or related to such contract, or any such liability under the Operations and Maintenance Contract, the Terrestrial Network Development Contract or any other contract executed between Iridium and Motorola in connection with the Iridium System, or any provisions of any of the foregoing, whether pursued as a breach of contract or as a tort or other cause of action and whether accruing before or after completion of all the work required under the contracts, such liability shall be limited to $100 million in the aggregate.

Operations and Maintenance Contract

            Iridium and Motorola are parties to the Operations and Maintenance Contract, which obligates Motorola for a period of five years after completion of the final milestone under the Space System Contract to operate the space segment and to exert its best efforts to monitor, upgrade and replace the hardware and software of the Iridium space segment as necessary to maintain specified performance levels. Iridium has the right to extend the term of this contract for an additional two years. This contract provides for specified increasing quarterly payments by Iridium to Motorola that are expected to aggregate approximately $2.88 billion, subject to certain adjustments.

            The Operations and Maintenance Contract contains provisions relating to indemnification, excusable delays, insurance, permits and licenses, waivers of rights, events of default and other matters similar to those contained in the Space System Contract. Motorola's liability under the Operations and Maintenance Contract is subject to the Motorola Liability Limitations. In the event that the Space System Contract is terminated for whatever reason, the Operations and Maintenance Contract will also terminate.


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Terrestrial Network Development Contract

            Iridium is also a party to the Terrestrial Network Development Contract with Motorola, pursuant to which Motorola is obligated to design and develop the gateway hardware and software, and license Iridium to use and permit others to use intellectual property developed under the contract to procure the development and manufacture of gateways from sources other than Motorola. Motorola will be paid a total of approximately $321 million under the contract in increments tied to the completion of milestones, including those relating to acceptance tests of the completed gateway design. Motorola's liability under the Terrestrial Network Development Contract is subject to the Motorola Liability Limitations and the contract contains provisions relating to excusable delays, waivers of rights, events of default and other matters similar to those contained in the Space System Contract and the Operations and Maintenance Contract.

RISK ASSOCIATED WITH INTERNATIONAL OPERATIONS AND DEVELOPING MARKETS

            Iridium expects that its telecommunications services will be available in almost every country. As a result, Iridium and its gateway operators and service providers will be subject to certain multinational operational risks, such as changes in domestic and foreign government regulations and telecommunications standards, licensing requirements, tariffs or taxes and other trade barriers, price, wage and exchange controls, political, social and economic instability, inflation, and interest rate and currency fluctuations. There can be no assurance that Iridium, its gateway operators or service providers will not be adversely affected by such multinational risks.

LIMITED SATELLITE CAPACITY

            To provide commercially adequate service, ensure user acceptance and operate successfully, the IRIDIUM System will have to provide minimum levels of availability of IRIDIUM Satellite Services, which will depend upon system capacity. Various factors, including usage patterns, will have a significant impact on the capacity of the IRIDIUM System for a particular geographic area and on a system-wide basis. Most important among these are usage patterns and spectrum allocation. Iridium could experience unexpected usage patterns which could exceed the capacity of the IRIDIUM System through one or several gateways. If Iridium faces significant capacity issues, its ability to increase its spectrum assignment in any market is subject to significant regulatory hurdles. There can be no assurance that the necessary spectrum assignments will occur or that adverse and unanticipated usage patterns will not materialize. Failure to achieve a commercially viable capacity level for any reason, including but not limited to those mentioned in this section, would materially and adversely affect Iridium.

CONFLICTS OF INTEREST WITH MOTOROLA

            Motorola has and will have various conflicts of interest with Iridium. Motorola is the creator and developer of the concept of the IRIDIUM System, the principal supplier to Iridium, a founding investor of Iridium (through its predecessors), a gateway owner, Iridium LLC's largest Class 1 Interest holder, a holder of warrants to acquire Class 1 Interests and a warrant to acquire Series M Class 2 Interests and the guarantor of Iridium's borrowings under its Guaranteed Bank Facility.

            Although Motorola does not by itself control the Iridium Board and is not permitted to participate in decisions or other actions by Iridium with respect to the Space System Contract, Operations and Maintenance Contract and the Terrestrial Network Development Contract, Motorola, through its position as
(i) the indirect holder of the largest ownership interest in Iridium, (ii) potentially the largest holder of Class A Common Stock (through exchanges of Class 1 Interests for shares of Class A Common Stock), (iii) the guarantor under the Motorola Guarantee and, if issued, the Motorola Additional Guarantee and
(iv) the principal supplier to Iridium, could in certain situations exercise significant influence over Iridium. For example, in addition to its representation on the Iridium Board, Motorola could have control over Iridium as or similar to that of a creditor through its position as a guarantor under the Guaranteed Bank Facility.


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            Motorola and Iridium entered into the Space System Contract, the
Operations and Maintenance Contract and the Terrestrial Network Development Contract after extensive negotiations. The predecessor of Iridium under those contracts, however, was a wholly owned subsidiary of Motorola at the time the Space System Contract and Operations and Maintenance Contract were negotiated and therefore these negotiations were not conducted on an arm's-length basis. Moreover, although these agreements provide for specific prices, Motorola's obligations and liabilities thereunder are subject to certain limitations which allocate various risks to Iridium and may have the effect of increasing the price paid by Iridium. Iridium's payment obligations under these agreements are expected to comprise most of its expenses.

CONFLICTS OF INTEREST WITH GATEWAY OWNERS

            The Iridium Board consists of representatives of certain of the world's leading telecommunications companies. Almost all of the members of the Iridium Board have been appointed by investors in Iridium who also are gateway owners and service providers. Because Iridium will be a supplier to the gateways and the service providers, the interests of Iridium are expected to conflict in certain respects with the interests of the gateway owners and the service providers. For example, this conflict of interest will be relevant in setting the wholesale prices that Iridium will charge for airtime and other IRIDIUM Services.

ALLEGED HEALTH RISKS

            Certain media reports have suggested possible links between the use of portable cellular telephones which integrate transmitting antennas into their handsets and certain health risks, including cancer, as well as possible interference between digital cellular telephones and pacemakers, hearing aids and other electronic medical devices. The FCC has issued amended and updated guidelines for evaluating environmental radio frequency radiation from FCC-regulated transmitters. These guidelines are intended to protect the public from health risks due to exposure to radio frequency energy. Similar guidelines were issued in 1996 by the International Commission on Non-Ionizing Radiation Protection, an international body assigned to develop guidelines regarding non-ionizing radiation. Guidelines are also being considered by certain other international agencies. No assurance can be given that in the future other standards bodies will not issue standards that could require or otherwise result in phone modifications which may materially and adversely affect Iridium.


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